May 5, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ben Phippen

Marc Thomas

Madeleine Joy Mateo

Christian Windsor

Re:	Comment Letter dated April 3, 2025

BR Advisory Partners Holdings S.A.

Draft Registration Statement on Form 20FR12B

Submitted March 7, 2025

CIK No. 0002058601

Ladies and Gentlemen:

BR Advisory Partners Holdings S.A. (the “Company”) is submitting this letter in response to the comment letter dated April 3, 2025 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form 20FR12B, filed with the Commission on March 7, 2025 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form 20FR12B

General

1.	We note your disclosure that you are controlled by BR Partners Holdco Participações S.A. Please clarify whether you will be considered a controlled company under NYSE rules and if so, whether you will utilize related exemptions to governance rules under exchange listing standards.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company qualifies as a controlled company under NYSE American rules. However, the Company does not intend to rely on the corporate governance exemptions available to controlled companies under NYSE American rules. Instead, the Company, as a foreign private issuer, is availing itself of corporate governance exemptions under NYSE American listing standards available to foreign private issuers, in lieu of relying on exemptions made available to controlled companies. The Company has added the risk factor “[w]e are a “controlled company” within the meaning of the rules of the NYSE American. As a result, we qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies” on page 26 of Amendment No. 1 to clarify the foregoing.

The Company has also revised Amendment No. 1 globally to reflect that it will be applying to list its American Depositary Shares on the NYSE American LLC, rather than the New York Stock Exchange.

Risk Factors, page 2

2.	Many of the risk factors presented in this section discuss possible future results that might impact your business, without providing sufficient background for an investor to understand the current impact of the risk discussed and the likelihood that the noted risk might impact your results. For instance, on page 2 you discuss the risks from “(t)he global economic slowdown arising from...the increase in global interest rates.” In the accompanying bullet point, you note a number of possible implications including increased margin calls, reduced AuM and decreased investment banking revenues due to reduced securities transactions. For each of the examples, discuss the actual experience during the period of rising rates, as well as the extent to which the cited risk occurred or increased during the relevant period. Make similar changes to your risk factor discussion.

The Company respectfully acknowledges the Staff’s comment and has revised the following risk factors to facilitate investor understanding: (i) “[t]he global economic slowdown arising from, among other factors, the increase in global interest rates, may adversely affect the performance of our business operations” on page 2 of Amendment No. 1, (ii) “[t]he investees of the investment funds we manage are exposed to operating and financial risks, which may adversely affect the return on their investments, and consequently the management and performance fees earned by our investment operations” on page 4 of Amendment No. 1, (iii) “[e]xtensive regulations may limit our operations and materially adversely affect us” on page 16 of Amendment No. 1, (iv) “[t]he Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect our activities and the trading price of our ADSs and the underlying securities” on page 20 of Amendment No. 1, and (v) “[d]evelopments and the perception of risk in other countries, particularly in the United States and emerging countries, may adversely affect the market price of Brazilian securities, including securities issued by us” on page 25 of Amendment No. 1.

The Company has also deleted the risk factor “[a]dverse economic and market conditions may materially adversely affect the revenues we generate from our investment banking and capital markets business line, our treasury sales & structuring business line and our investment operations within our asset management business line” as this risk factor became repetitive of the expanded discussion provided in the risk factor “[t]he global economic slowdown arising from, among other factors, the increase in global interest rates, may adversely affect the performance of our business operations.”

We may not pay dividends to our shareholders, page 6

3.	Revise this risk factor to clarify any current limitation that would prevent you from making the required 25% dividend payments to your shareholders, as required by Law No. 6,404. Investors must be able to assess the likelihood of this risk impacting their investment in your shares, particularly over the next year.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of Amendment No. 1 to identify limitations that the Company believes may reasonably prevent the Company from making the required 25% dividend payment to its shareholders.

We may be unable to maintain relationships with material clients, page 15

4.	We note your disclosure that in any given year, certain of your clients may account for a significant portion of your revenues. Please revise your disclosure to discuss whether you have experienced concentration in clients during the periods reported. If so, please include a risk factor discussing client concentration and include related disclosure in Business Overview and Our Operations.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor “We may be unable to develop existing or new relationships with strategic clients, which may adversely affect the fees we generate in our advisory business” and added the risk factor “A significant portion of our revenue may be derived from a limited number of client engagements” on page 14 of Amendment No. 1.

Changes in interest rates may adversely affect us, page 22

5.	Please revise this risk factor to more specifically describe the current interest rate environment and how such environment is affecting your business. If changes in interest rates have materially affected specific business lines during the periods reported, please discuss this in your risk factor.

The Company respectfully acknowledges the Staff’s comment and has revised the existing disclosure on recent SELIC rates to include a discussion of the effect of such interest rates on the Company’s revenue growth on page 21 of Amendment No. 1.

Holders of ADSs may be subject to limitations on transfer of their ADSs, page 23

6.	Revise the heading of this risk factor to clarify that the transfer restrictions are related to periods where the depositary has closed its books. Alternatively, please revise the risk factor to discuss any and all other transfer restrictions. Also, revise the description of the ADS in the section beginning on page 128.

The Company respectfully acknowledges the Staff’s comment and has revised the heading of the referenced risk factor on page 22 of Amendment No. 1 in response. The Company, working in conjunction with the depositary, has also replaced the section “Description of American Depositary Shares” beginning on page 130 of Amendment No. 1.

History, page 31

7.	Please provide a description here, or elsewhere as appropriate, of your conservative risk management strategy.

The Company respectfully acknowledges the Staff’s comment and has provided a description of its conservative risk management strategy on page 30 of Amendment No. 1 in response.

Business Overview, page 32

8.	Please revise your discussion of each business line to include the revenue contributed by each business line during the periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 32, 35, 36 and 37 of Amendment No. 1 in response to provide the revenue contributed by each business line.

9.	We note that the largest portion of your capital expenditure is for your digital platform. Revise your disclosure to discuss your investment in this platform, how it is used, and whether the platform is internal focused or client facing.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of Amendment No. 1 to discuss its digital platform investment.

Treasury Sales & Structuring, page 36

10.	Please revise your disclosure, here and/or elsewhere as appropriate, to define and provide an enhanced understanding of your primary fundraising products (e.g., CDBs, LCIs, LCAs and treasury bills, and LFs).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 of Amendment No. 1 to discuss the Company’s primary fundraising products.

Wealth Management, page 38

11.	We note your disclosure that your wealth management operations benefit from an open multi-product platform, digital support and an international presence. Please further describe these three elements of your wealth management operations. For example, please describe if you provide the referenced digital support or if a third-party provides these services.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 of Amendment No. 1 to discuss its open multi-product platform, digital support and international presence in relation to its wealth management operations.

12.	We note your disclosure on page 4 that discusses the risk that you may have difficulty valuing privately held businesses or their securities. In an appropriate portion of your business section, discuss the difficulty valuing the privately held businesses that you invest in for your clients or for your own portfolio. Discuss actions you take to minimize the possibility that your professionals are not able to appropriately value these securities, and discus your experience with under- or over-valuing these securities in recent periods.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1 to clarify that the Company is not directly engaged in valuing privately held businesses or their securities. Rather, the Company provides management services to funds which are engaged in making such investment and valuation decisions. The Company has also provided additional disclosure on page 42 of Amendment No. 1 to discuss difficulties the Company’s managed investment funds experience in valuing private investments, as well as the services the Company provides in assisting investment funds in making investment decisions.

Investments, page 42

13.	Please describe how your model of investing in business platforms enables you to develop a scalable investment thesis with lower initial capital commitments.

The Company respectfully acknowledges the Staff’s comment and has removed the disclosure in response. Upon further review, the Company has determined that this disclosure is immaterial and should be omitted.

14.	We note the table on page 63 setting forth the growth in the shareholders’ equity of BR Partners Outlet Premium Fundo de Investimento em Participações – Multiestratégia. Please disclose whether the performance of this fund during the period presented is representative of the performance of your other funds during the same period to allow investors to place this presentation in context.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of Amendment No. 1 to include disclosure of the Company’s FIP Outlet and FIP Pet funds, which were the Company’s only active private investment funds during the disclosed period.

Capital Remuneration, page 44

15.	Please revise your disclosure to clarify whether the returns generated in this line of business are through investments of your capital and/or third-party capital.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 of Amendment No. 1 to provide the requested clarification.

Interest Rates (SELIC Rate), page 44

16.	We note your disclosure that you believe you possess a diversified strategy in relation to your sources of revenue. Please describe this diversified strategy and how this strategy affects the relationship between interest rates and your capital remuneration business line.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 of Amendment No. 1 to further discuss its diversified strategy in relation to its sources of revenue.

Volume and Number of M&A Transactions in the Brazilian Market, page 49

17.	Please revise your disclosure as necessary to reconcile your statement on page 49 that the SELIC rate increased from 9.25% to 11.75% between 2022 and 2023 to your statement on page 22 that the SELIC rate was 13.75% and 11.75% at December 31, 2022 and 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 of Amendment No. 1 to clarify that the SELIC rates presented here are average SELIC rates during the years 2022 and 2023. In contrast, the SELIC rates provided on page 22 of the Registration Statement filed with the Commission on March 7, 2025, present the SELIC rates as of December 31 of the respective year.

Item 5. Operating and Financial Review and Prospects, page 79

18.	Please revise your disclosure where appropriate to discuss and analyze year-over-year changes in significant balance sheet items such as, but not limited to, financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, financial assets at amortized cost, repurchase agreements, client deposits, and funds from securities issued.

The Company respectfully acknowledges the Staff’s comment and has provided the “Discussion of Financial Position as of December 31, 2024 and 2023” disclosure beginning on page 87 of Amendment No. 1, including discussion and year-over-year analysis of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, financial assets at amortized cost, repurchase agreements, client deposits and funds from securities issued, among other line items.

19.	Please revise your disclosure where appropriate to describe your investment fund quotas classified as financial assets at fair value through profit and loss and at fair value through other comprehensive income. Discuss the types of investments included in this category, the structure of these investments, the industry or sector associated with these investments, and any guarantees or other aspects relevant to understand the nature of these investments and the associated credit risk.

The Company respectfully acknowledges the Staff’s comment and has provided the disclosure on page 88 of Amendment No. 1, describing its investment fund quotas.

Inflation and Interest Rates, page 80

20.	Please revise your disclosure as necessary to reconcile your statement on page 80 that in 2024 lower interest rates and an expectation of a decrease in inflation led to an increase in M&A, which positively affected your investment banking operations, to your tabular presentation on page 81 showing that the number and volume of investment banking transactions decreased in 2024 compared to 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of Amendment No. 1 to specify that total revenues generated by its investment banking and capital markets business line were positively affected by lower interest rates and an expectation of a decrease in inflation in 2024.

21.	We note your disclosure on page 80 that in 2023 the decrease in interest rates incentivized companies that incurred indebtedness at high rates to seek new financing solutions with lower rates, positively affecting your capital markets. Please revise your disclosure as necessary to reconcile your statement that interest rates decreased in 2023 with the tabular presentation page 80 showing that CDI increased in 2023. Further, please revise your disclosure to reconcile your statement that capital markets was positively affected with your tabular presentation on page 81 showing that the number and volume of capital markets transactions decreased in 2023 compared to 2022.

The Company respectfully acknowledges the Staff’s comment and has revised the tabular presentation on page 78 of Amendment No. 1 to provide the SELIC rate, the average SELIC rate and the CDI rate for each respective year. The Company’s disclosure regarding the decrease in interest rates in 2023 refers to the SELIC rate, as provided in the revised table.

22.	We note your disclosure on page 80 discussing the impact of the SELIC rate on the demand for your fixed income products, which directly affects your capital markets operations. In order to provide readers with all relevant data related to your narrative discussion, please consider revising your tabular presentation setting forth data relating to GDP, inflation, interest rates and exchange rates, to include the SELIC rate and to explain the key differences between the SELIC rate and CDI.

The Company respectfully acknowledges the Staff’s comment and has revised the tabular presentation on page 78 of Amendment No. 1 to provide the SELIC rate, the average SELIC rate and the CDI rate for each respective year. The Company has also provided notes to these disclosures explaining each disclosed rate.

Number and Volume of Transactions, page 81

23.	We note your disclosure that the number and volume of investment banking transactions decreased primarily due to the natural cyclicality of transaction closings in investment banking. Please revise your disclosure to better explain the cyclical nature of investment banking activities, whether the cyclical nature is company and/or industry specific, how the changes in the number and volume of investment banking transactions relates to your assertion of natural cyclicality, and to cite factual evidence or industry reports that supports such cyclicality.

The Company respectfully acknowledges the Staff’s comment. Upon further review, the Company has determined that while the number and volume of disclosed investment banking transactions decreased, client revenue generated by its investment banking transactions increased. The Company has therefore revised the disclosure on page 79 of Amendment No. 1 accordingly and tied the increase in client revenue generated by its investment banking transactions to the improved macroeconomic environment in 2024.

24.	Please expand your disclosure to better describe the underlying factors driving the increase in the volume and/or the number of transactions for which you have provided capital markets, treasury sales and structuring and wealth management services. Please also address whether any or all of these increases represent sustainable trends and if so, how it is anticipated to impact your financial statements and operating results.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 79 of Amendment No. 1 to describe the underlying factors driving the increases in the volume and/or the number of transactions for its capital markets, treasury sales and structuring and wealth management services, as well as discussion of the sustainability of these trends.

Capital Remuneration, page 82

25.	Please revise your disclosure as necessary to reconcile your statement on page 82 that your capital remuneration business line was impacted by a lower SELIC rate during 2024 compared to 2023, to your statement on page 21 that the SELIC rate increased from 11.75 at December 31, 2023 to 12.25 at December 31, 2024.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of Amendment No. 1 to clarify that the disclosure refers to the lower average SELIC rate during 2024, in contrast to the SELIC rate as of December 31, 2024.

Principal Components of our Results of Operations, page 82

26.	We note your disclosure on page F-41 that total interest expenses is partially comprised of funding expenses. Please revise your disclosure on pages 82 through 87, and elsewhere as appropriate, to describe the nature and components of these funding expenses, your accounting policy for these expenses, and a discussion of the underlying reasons for any significant fluctuations in funding expenses for each period presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 1 to further discuss its funding expenses. The Company has also provided “Total interest expenses” disclosures as part of its “Results of Operations for the Years Ended December 31, 2024 and 2023” and “Results of Operations for the Years Ended December 31, 2023 and 2022” on pages 82 and 85 of Amendment No. 1 to discuss increases to funding expenses during those periods. The Company has also provided further discussion of the fluctuation in client deposits and funds from securities issued as part of its “Discussion of Financial Position as of December 31, 2024 and 2023” on page 88 of Amendment No. 1.

Results of Operations for the Years Ended December 31, 2024 and 2023, page 84

27.	In order to provide a more in depth understanding of the key components and drivers of net interest revenue (expense) and gains (losses) on financial instruments, please revise the tabular presentation of your statements of profit or loss data on pages 84 and 86 to provide a breakdown of the individual components similar to that provided on page F-41. In addition, please revise your disclosure on pages 84-87 to explain the underlying reasons for any significant changes in each of these components for each period presented.

The Company respectfully acknowledges the Staff’s comment and has expanded the tabular presentation on pages 82 and 84 of Amendment No. 1 to provide the individual components of net interest revenue (expense) and gains (losses) on financial instruments, as well as a discussion of the underlying reasons for significant changes in such components.

Personnel expenses, page 85

28.	We note the disclosure that the increase in personnel expenses was primarily due to an increase in the number of your employees, consistent with the increase in your total revenues. Please revise your disclosure, here and/or elsewhere as appropriate, to address the nature of the different personnel expenses and the changes in the individual costs between periods as well as providing a correlating discussion to the changes in the revenues during the periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 1 to address the nature of the different personnel expenses and the changes in the individual costs, as well as the correlation of these costs with revenues during the periods presented.

Administrative expenses, page 85

29.	We note your disclosure that the increase in administrative expenses in the year ended December 31, 2024 was primarily due to an increase in referral fee services to third-party commercial service providers. Please revise your disclosure, here and/or elsewhere as appropriate, to include quantification of the total referral fees paid for each period presented, a discussion of how these referral fees are determined and accounted for, and a discussion of which product offerings are associated with these referral fees. Additionally, you should address the nature of the different administrative expenses and the changes in these individual costs between periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 1 to provide quantification of total referral fees paid and a discussion of how these referral fees are determined and accounted for and the product offerings that are associated with these referral fees. The Company also provided further discussion on administrative expenses that incurred significant variation.

Reversal/(provision) due to expected credit losses, page 87

30.	Please expand your disclosure to elaborate on the nature of the clients that experienced an upgrade in credit risk rating, whether this relates to a certain concentration of clients, and to explain in more detail the underlying factors that triggered the upgrade in credit risk rating.

The Company respectfully acknowledges the Staff’s comment and, upon further review, has corrected the disclosure on page 86 of Amendment No. 1 to disclose that the deterioration of the corporate environment triggered a deterioration of the credit risk ratings of the Company’s clients, resulting in an increase in the Company’s risk exposure. The Company also indicates that the credit risk rating impact was across a broad spectrum of the Company’s clients, therefore not relating to any concentration of clients.

Other revenues, page 87

31.	Please revise your disclosure as necessary to reconcile your statement on page 87 that the increase in other revenues during 2023 was primarily due to increased SELIC rates during the period to your statement on page 21 that the SELIC rate decreased from 13.75 at December 31, 2022 to 11.75 at December 31, 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of Amendment No. 1 to clarify that the SELIC rate referenced here is the average SELIC rate during the year ended December 31, 2023. In contrast, the SELIC rates provided on page 21 of the Registration Statement filed with the Commission on March 7, 2025, present the SELIC rates as of December 31 of the respective years.

Liquidity, page 88

32.	Please revise to discuss the risks from relying on repurchase agreements as a funding source for your liquidity given their short term nature as well as the potential volatility in terms of volume since these agreements are directly impacted by market liquidity. In addition, please address the extent to which the value and perception of the Brazilian government securities can impact the availability of repurchases funding and include an enhanced discussion of the alternative sources of financing available, including how you evaluate these potential funding sources.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to clarify that repurchase agreements are not a source of funding. The Company has removed the “Repurchase Agreements” disclosure from the “Sources of Funds” section beginning on page 88 of Amendment No. 1, and from the tabular presentation providing the Company’s primary sources of funding in this section, and has provided a separate discussion of repurchase agreements in the section “Repurchase Agreements” on page 89 of Amendment No. 1. The Company has also provided further discussion of the Company’s funding sources and has clarified that the Company believes these funding sources are adequate for the foreseeable future in its “Sources of Funds” section.

Cash Flows for the Years Ended December 31, 2024 and 2023, page 89

33.	Please revise your disclosure here, or in your statement of cash flows, to separately quantify the sales of financial instruments measured at fair value through profit or loss and the sales of financial instruments measured at fair value through other comprehensive income. Further, please revise your disclosure to explain the underlying reasons for these sales and to better describe why these sales and the settlements of derivative liability positions resulted in a decrease in cash flows from operations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 of Amendment No. 1 to separately quantify and provide further discussion on variations in financial assets at fair value through profit or loss and financial assets at fair value though other comprehensive income.

Compensation, page 95

34.	We note your disclosure that the compensation of your statutory and non-statutory officers consists, in part, of stock-based compensation. If any portion of the compensation was paid in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options, and file any related agreements as an exhibit, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove the disclosure of stock-based compensation. The Company does not distribute and has no plans to distribute any stock-based compensation. The Company has cancelled its restricted share granting plan and has not granted any shares under this plan in the past. The Company has also removed its disclosure of the restricted share granting plan in note 12(e) to its Audited Consolidated Financial Statements.

Major Shareholders, page 99

35.	Please provide the natural person or persons who have voting and dispositive control of the shares of the entities listed in the major shareholders tables.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100 of Amendment No. 1 to clarify that these entities are investment funds.

Moreover, upon further review, the Company has updated the holdings as of December 31, 2024 and 2023 to reflect that “Brapinvest IV Fundo de Investimento em Participações – Multiestratégia” and “Brapinvest Fundo de Investimento em Participações – Multiestratégia” did not hold issued and outstanding common and preferred shares of the Company.

36.	If Others does not include shareholders that are the beneficial owners of 5% or more of each class of your voting securities, please provide an appropriate clarifying statement for Others.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100 of Amendment No. 1 to provide the requested clarifying statement.

Offer and Listing Details, page 105

37.	Please provide the information required by Item 9.A.5-6 of Form 20-F, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of Amendment No. 1 to provide the information required by Item 9.A. 5-6 of Form 20-F.

38.	We note your disclosure that you intend to apply to list the ADSs on the NYSE. Please provide the information required by Item 9.C. of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of Amendment No. 1 to provide the currently known information required by Item 9.C. of Form 20-F.

Description of Securities Other Than Equity Securities, page 128

39.	We note your disclosure on page 108 that your Restricted ADSs trade over-the-counter. Please revise your disclosure here and elsewhere as appropriate to describe your Restricted ADSs, including the rights associated with such Restricted ADSs, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 129 of Amendment No. 1 in response. The Company has removed the reference to restricted ADSs and does not intend to issue any restricted ADSs.

40.	Revise this section to discuss, in detail, the provisions of the ADS agreement that restricts the rights of ADS holders to bring claims against you, or the ADS trustee. In particular, please discuss the waiver of the right to jury trial and the specific provisions of the depositary agreement that limit that right.

The Company respectfully acknowledges the Staff’s comment and has revised the section “Description of American Depositary Shares” beginning on page 130 of Amendment No. 1 to provide detailed discussion on the provisions of the ADS deposit agreement that restrict the rights of ADS holders to bring claims against the Company or the ADS trustee, as well as the waiver of the right to a jury trial and provisions of the ADS deposit agreement that limit that right.

Note 6. Financial Instruments, page F-32

41.	Please revise your disclosure to include note 6c as referenced in your footnote (3) disclosure or to describe where this information is currently included in your financial statement footnotes.

The Company respectfully acknowledges the Staff’s comment and has omitted footnote (3) in response. Upon further review, the Company has determined that this footnote is not applicable, as there was no reclassification of financial instruments for the years ended December 31, 2024 and 2023.

Note 19c. Third party fund management (unaudited), page F-45

42.	Please revise your disclosure here, or in your discussion of operating and financial review and prospects, to provide a rollfoward of your investment funds and shareholders’ equities under management, including beginning and ending balances, inflows and outflows, market appreciation and depreciation, and any other relevant information. Please also discuss any significant trends or concentrations in the funds.

The Company respectfully acknowledges the Staff’s comment and notes that while it manages the investment funds in question, for which it receives a management fee, it does not hold custody of these funds’ managed assets and therefore cannot provide a rollforward of their equities.

Exhibits

43.	We note your disclosure that your are controlled by BR Partners Holdco Participações S.A. through a shareholders’ agreement. Please include this agreement as an exhibit or tell us why this does not need to be filed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9 of Amendment No. 1 to omit the reference to the BR Partners Holdco Participações S.A. shareholders’ agreement. The shareholders’ agreement governs the rights and obligations of shareholders of BR Partners Holdco Participações S.A. The Company is not party to the shareholders’ agreement and the agreement does not govern the rights or obligations of the Company’s shareholders.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John Guzman of White & Case LLP at +1 (212) 819-8200 or at jguzman@whitecase.com.

Very truly yours,

/s/ Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Chief Executive Officer
BR Advisory Partners Participações S.A.

cc:	Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Chief Financial Officer

José Flávio Ferreira Ramos, Chief Financial Officer

Vinicius Carmona Cardoso, Investor Relations Officer

BR Advisory Partners Participações S.A.

John Guzman, Esq.

White & Case LLP